Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s unaudited interim financial statements and notes for the quarter ended January 31, 2009.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on the New York Stock Exchange Alternext (“NYSE Alternext”).

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project.

➢	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake properties.

HIGHLIGHTS

The Company’s efforts for the third quarter of fiscal 2009 and beyond focused on:

•	negotiation and finalization of the Plan of Arrangement with Target Exploration and Mining Corp (“Target”);

•	re-evaluation of the proposed spin-out of its gold/VMS properties in light of the current market conditions and financial environment;

•	implementing a comprehensive cash conservation program, which includes suspension of a significant winter exploration program.

Target Plan of Arrangement

On January 6, 2009, the Company and Target Exploration & Mining Corp. (“Target”) entered into a letter agreement to combine, by way of a plan of arrangement, whereby Crosshair agreed to acquire all of the outstanding common shares, warrants and options to purchase common shares of Target.  On January 28, 2009, Crosshair and Target finalized the terms of the Definitive Agreement for the Plan of Arrangement.  Target shareholders will receive approximately 14.6 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.8 million based on Crosshairs closing share price on January 30, 2009.  The actual value for the transaction will be determined on the date of close, expected to be March 23, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.)  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target will be exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  The proposed Plan of Arrangement transaction will be voted on by Target shareholder’s at a special meeting of Target shareholder’s on March 23, 2009.  Target requires 2/3rds approval of the voted shares in order to close the arrangement.

On January 14, 2009, Crosshair advanced $772,260 to Target under a secured promissory note to acquire the data drill set from Cameco Corp. for the Bootheel Project in Southern Wyoming. The data acquired from Cameco includes not only geological logs but also gamma logs containing equivalent uranium (eU3O8) values. This industry standard method of using eU3O8 indicates the amount of uranium present as determined by measuring gamma radiation using a down-hole probe. The data set is currently being compiled by Target's geological team and will be combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008. This compilation will allow Target to complete a National Instrument (NI) 43-101 resource estimate on the Bootheel Project in the fourth quarter of fiscal 2009 or the first quarter of fiscal 2010.  Assuming the successful closing of the Target plan of arrangement, Crosshair’s exploration focus for fiscal 2010 will be dedicated to the Bootheel project to complete the earn-in requirements.  The remaining earn-in expenditure requirement as at January 31, 2009 is approximately US $285,000.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

Spinout of Gold/VMS Properties

In May 2008, the Company announced a proposal to transfer its gold and volcanic-hosted massive sulphide (“VHMS”) property interests to a newly-formed company, Gemini Metals Corp. ("Gemini"), in consideration for shares of Gemini.  In addition, Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in these properties, has also agreed to sell its remaining interest in the properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties.  This matter was subsequently approved by shareholders at the Crosshair’s annual general meeting on September 15, 2008.  The properties to be acquired by Gemini are Golden Promise, South Golden Promise and Victoria Lake.  Crosshair has earned a 60% interest in both South Golden Promise and Victoria Lake and under the terms of the original earn-in agreement, has the right to earn a 60% interest in the Golden Promise over a four year period expiring in May 2010.  As of January 31, 2009, Crosshair has incurred exploration costs of approximately $1,353,000 towards the earn-in.  A further $1,397,000 must be spent by May 1, 2009 and $1,250,000 by May 1, 2010 for a total of $4 million unless the spin-out transaction is completed or the terms of the various agreements with Paragon can be renegotiated. The Golden Promise earn-in agreement between Crosshair and Paragon was to be terminated upon closing of the proposed spin-out transaction. The acquisition agreement with Paragon, which was to expire on January 31, 2009, has been extended to March 31, 2009 in order to re-evaluate the intended spin-out in light of current market conditions.

Exploration Programs and Activities

As a result of Crosshair’s cash conservation program, no field work was carried out in the Central Mineral Belt (“CMB”) on either the CMB Uranium Project or the CMB Joint Venture Project (CMB JV) in the third quarter of fiscal 2009 and minimal field work was done on the Golden Promise property.  In order to maintain all of our existing claims, Crosshair is required to spend approximately $630,000 through to April 30, 2010 (net of recoveries from the government of Newfoundland and our joint venture partner).  Beyond April 30, 2010, the Company will be required to raise additional funds to maintain its mineral properties in good standing.

CMB Project

The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  Extensive compilation work has been carried in the third quarter of fiscal 2009 and an Assessment Report covering all the claims was submitted January 22, 2009.  This report allows the claims to be in good standing under provincial work assessment rules until 2013 and some as late as 2019, meaning no work is required on these claims for the foreseeable future.

CMB JV Project

The CMB JV Project is a joint venture partnership with Silver Spruce Resources (SSE), whereby SSE retains a 40% ownership.  The Project is host to the Two Time Zone, which has an existing NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion.  Very limited work has been carried out on areas outside the Two Time Zone and Crosshair will undertake the minimum amount of work required during the first and second quarters of fiscal 2010 to properly evaluate the potential of these areas and then maintain only prospective land.  In order to maintain the existing JV claims, Crosshair is required to spend approximately $560,000 through to April 30, 2010 (net of recoveries from the government of Newfoundland and our joint venture partner) however; this amount may be reduced dependent on the aforementioned evaluation.  Beyond April 30, 2010, the Company will be required to raise additional funds to maintain its mineral properties in good standing.

Additional information and maps for priority target areas on the Projects can be found on the Company website at: www.crosshairexploration.com/s/CentralMineralBelt.asp.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

Cash conservation program

As a result of the rapid deterioration in the capital markets and the economy in general, Crosshair undertook a detailed review of all discretionary expenditures in an effort to conserve cash.  Crosshair has taken steps to reduce overhead by reducing staff, and office leases and eliminating all non essential travel, administrative and investor and public relations expenditures.  Crosshair continues to investigate opportunities to further reduce monthly cash expenditures on an ongoing basis.

REVIEW OF FINANCIAL RESULTS

The following table summarizes the Company’s financial operations.  For more detailed information, please refer to the unaudited financial statements.

Description	3Q 2009	2Q 2009	1Q 2009	4Q 2008
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	44,296,494 38,794,895 4,183,662 43,403,100 (1,136,063) (0.01) 418,684	46,221,741 38,376,210 5,109,959 43,911,744 (3,316,311) (0.03) 2,443,261	46,911,489 35,932,950 9,934,238 46,319,868 (1,816,353) (0.02) 8,860,969	42,270,262 27,071,981 13,266,286 40,795,458 (3,378,556) (0.05) 2,910,519

Description	3Q 2008	2Q 2008	1Q 2008	4Q 2007
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	30,039,387 24,161,462 4,068,141 28,578,586 (2,786,458) (0.04) 3,125,939	30,610,318 21,035,523 8,136,934 29,359,927 (3,696,142) (0.05) 4,539,627	30,487,140 16,495,896 12,756,212 29,624,678 (3,072,048) (0.04) 1,944,604	31,664,543 14,551,292 15,390,704 30,308,076 (1,864,893) (0.03) 2,732,287

Overview

For the third quarter of fiscal 2009, the Company reported a net loss for the period of $1,136,063 or $0.01 per common share, compared with a net loss of $2,786,458 or $0.04 per common share for the third quarter of fiscal 2008.  The weighted average number of common shares for the third quarter of 2009 increased to 94,865,825 from 72,805,784 in the third quarter of 2008, primarily due to share issuances related to property acquisitions and the 11,575,000 shares issued in regards to the bought deal financing that was completed during the fourth quarter of fiscal 2008.

Expenses

Expenses for the quarter were $1,188,516, $1,032,585 lower than in the same period in 2008 due primarily to significantly lower stock-based compensation expense and a reduction in overall expenses as a result of the cash conservation program implemented late in the second quarter of 2009.

Stock-based compensation expense for the third quarter was $627,420, $690,432 lower than in the corresponding period in 2008 due largely to certain stock options being cancelled as a result of employee lay-off’s  partially offset by new incentive stock options being granted to employees and management as a means to retain core staff during the downturn in the industry.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

In Q3, 2009  general and administrative expenses such as consulting $6,018 (2008 - $55,847), investor relations $45,486 (2008 - $176,577), office and administration $59,425 (2008 - $150,701), and travel $19,016 (2008 - $63,971) were all significantly down from the same quarter in 2008 as well as from Q2 2009 directly related to the cash conservation program continued into the third quarter of 2009.  General and Administrative expenses are expected to continue to decrease in upcoming quarters as a result of a significant reduction in the number of personnel, renegotiating lease commitments in our Newfoundland office and a continued focus on reducing all discretionary cash costs.

Other Income (Expenses)

Other income increased in the third quarter of 2009 by $617,810 to $52,453 compared with a loss of $565,357 in 2008 primarily as a result of a small unrealized gain on the Company’s investment in marketable securities and the gain realized from the disposal of certain of the Company’s capital assets previously written down.  Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Mineral Property Expenditures

During the third quarter of 2009, the Company incurred total mineral property expenditures of $418,684 made up primarily of salaries and wages for geological and geophysical staff capitalized to mineral properties and $200,000 paid pursuant to option agreements on the Moran Lake and Otter and Portage Lake properties compared to $3,125,939 in the third quarter of 2008. The primary reason for the decrease in expenditures is directly related to the suspension of the winter exploration and drilling programs.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of January 31, 2009, the Company had working capital of $4,183,662 ($13,272,006 at April 30, 2008) including cash and cash equivalents of $3,279,464 ($13,275,874 at April 30, 2008).  Cash used in operating activities during the third quarter of 2009 was $2,769,992 compared with $286,545 in the third quarter of 2008 due largely to a reduction in accounts payable that were outstanding at the end of Q2 and partially offset by lower operating expenses.  Cash utilized in investing activities decreased by $2,739,980 to $359,977 primarily as a result of decrease in expenditures associated with exploration activities.

Cash

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are: fiscal 2009 - $43,742; 2010 - $174,696 and 2011- $131,022.  The Company has terminated its lease in St. John’s and is currently renting office space in the same building on a month to month basis. The costs of terminating the lease are not material to these financial statements.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at January 31, 2009, expenditures required to maintain the good standing of the Company’s mineral claims are estimated to be approximately $630,000 through to April 30, 2010. (net of recoveries from the government of Newfoundland and our joint venture partner).  Beyond April 30, 2010, the Company will be required to raise additional funds to maintain its mineral properties in good standing.

The Company believes it has sufficient working capital to finance its intended operations, including the plan of arrangement with Target, and maintain its existing mineral property licenses for the next 12 months.  To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	Jan 31, 2009	Report Date
Common shares	94,865,825	94,865,825
Director, employee and contractor options – vested	5,171,250	5,196,250
Director, employee and contractor options – granted but not yet vested	3,966,250	3,603,750
Warrants to purchase shares	15,500,000	15,500,000
Warrants to purchase units (each unit consisting of one share and one warrant)	694,500	694,500

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

•
charged management fees of $Nil (2008- $20,000) to another public company, Target Exploration & Mining Corp., with directors in common.  During fiscal 2008, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel.  Included in receivables as at January 31, 2009 is an amount of $122,424 (April 30, 2008: $75,407) owing from this company.

•
agreed to provide bridge financing to another public company, Target Exploration & Mining Corp., with directors in common, in the form of a secured promissory note with interest accruing at 7% and maturity one year following date monies first advanced.  Included in receivables as at January 31, 2009, is an amount of $774,777 owing from this company.

•	incurred management fees of $Nil (2008 – $15,000) to Geir Liland and $31,250 (2008 – $37,500) to a private company controlled by Douglas R. Brett, both for services as CFO at mutually exclusive times.

•
incurred independent directors’ fees of $100,500 (2008 - $76,500).   These are paid to all non-executive directors, who earn $1,000 per month for their services to the Company as directors and $500 per month for committee participation.  As of January 31, 2009, $27,058 (April 30, 2008: $3,334) was still owing to these directors.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

•
incurred legal fees of $Nil (2008 – $20,393) to the law firm of Anfield Sujir Kennedy & Durno, a partner of which, Jay Sujir, is a director of the Company.   At January 31, 2009, $Nil (April 30, 2008 - $106,961) was owed to this party.

•	incurred geological consulting fees of $Nil (2008 – $15,600) to a private company owned by Stewart Wallis, a former director of the Company.

•
paid rent for its Newfoundland office of $82,188 (2008 - $18,264) to a private company controlled by Chris Collingwood, who was appointed director during the last fiscal year.  The landlord agreed to terminate the lease with the Company effective January 31, 2009.  The Company has relocated to a new office space within the same building on a month to month basis.

These transactions were incurred in the normal course of operations and were undertaken with the same terms and conditions as transactions with unrelated parties.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the quarter ended January 31, 2009 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant areas where management’s judgement is applied included: asset valuations and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties annually or when events and circumstances suggest impairment.  In light of current market conditions and the depressed prices for Uranium and uranium exploration and development companies, the company is reviewing the carrying value of its mineral properties and expects to have made a determination during the fourth quarter of fiscal 2009. If, after this review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property will be written down to its net realizable value.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation.  These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

ACCOUNTING POLICIES

Canadian Accounting Pronouncements Adopted During the Period

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  (Refer to Note 12 of the financial statements – Capital Management)

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861.  (Refer to Note 13 of the financial statements – Financial Instruments)

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation.  These amendments require management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  The Company has performed an assessment as of the Balance Sheet Date and believes there to be no impact on its financial statements due to this new standard at this time.

Future Accounting Standards

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date, as relates to the Company, of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

OUTLOOK

The Company depends on the ability to raise equity capital to funds its operations.  Based on current plans, the Company believes it has sufficient working capital to fund its operations as well as those of Target Exploration and Mining Corp. for the next 12 months by implementing a plan to reduce all discretionary expenditures while maintaining its property portfolio in good standing and will continue to do so as conditions warrant.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

The Company is evaluating all options regarding the spin-out of its gold and VHMS properties to a new entity, Gemini Metals Corp., which was approved by shareholders at the Companys’ Annual General Meeting however, with the rapid deterioration in the financial and capital markets, it is very difficult to raise equity capital and as a result, has reached agreement to extend the spin-out agreements with Paragon until March 31, 2009.    It is expected that the Company will have finalized its plans with respect to the agreement by that time.

On January 6, 2009, the Company and Target Exploration & Mining Corp. (“Target”) entered into a letter agreement to combine, by way of a plan of arrangement, whereby Crosshair agreed to acquire all of the outstanding common shares, warrants and options to purchase common shares of Target.  The Target shareholders will receive 1.2 common shares of Crosshair for each Target common share.  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target will be exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  On January 28, 2009, Crosshair and Target finalized the terms of the Definitive Agreement for the Plan of Arrangement.  The proposed combination transaction will be voted on by Target shareholder’s at a special meeting of Target shareholder’s on March 23, 2009.  Target requires 2/3rds approval of the voted shares in order to close the arrangement.

On January 14, 2009, Crosshair advanced $772,260 to Target under a secured promissory note to acquire the data drill set from Cameco Corp. for the Bootheel Project in Southern Wyoming. The data acquired from Cameco includes not only geological logs but also gamma logs containing equivalent uranium (eU3O8), values. This industry standard method of using U3O8, indicates the amount of uranium present as determined by measuring gamma radiation using a down-hole probe. The data set is currently being compiled by Target's geological team and will be combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008. This compilation will allow Target to complete a National Instrument (NI) 43-101 resource estimate on the Bootheel Project in the fourth quarter of fiscal 2009 or the first quarter of fiscal 2010.

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs until March 31, 2011 after which the issue is to be revisited.  As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium is not expected to materially affect the Company’s operations or prospects, however, given the negative impact on capital market sentiment toward the area it has become more difficult to raise capital as needed.

GENERAL

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.  When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.  The Company’s investment in marketable securities continues to be negatively affected by stock market volatility.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the current carrying value.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended January 31, 2009
Date Prepared:  March 12, 2009

DISCLOSURE CONTROLS

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers.  The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of January 31, 2009 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

INTERNAL CONTROLS

There were no changes in the Company’s internal controls over financial reporting during the quarter ended January 31, 2009 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.